EMPLOYMENT AGREEMENT
This Employment Agreement (“Agreement”), executed on this 4th day of November 2013, effective as of November 11, 2013 (the “Effective Date”), by and between Vera Bradley, Inc., an Indiana corporation (the “Corporation”), and Robert Wallstrom (“Executive”). The Corporation and Executive are referred to jointly below as the “Parties.”
WHEREAS, the Corporation desires to employ Executive and Executive desires to accept employment with the Corporation on the terms and conditions set forth in this Agreement.
NOW, THEREFORE, in consideration of the employment of Executive, the mutual terms and conditions set forth below, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:
1.Employment and Duties. Executive will be employed by the Corporation in the position of President and Chief Executive Officer. Executive will report to the Corporation’s Board of Directors (the “Board”). Executive’s primary responsibility will be executive management of the business and affairs of the Corporation and its Affiliates (as defined below). Executive will have all of the authority, duties and responsibilities commensurate with the position, and will carry out such duties commensurate with the position as shall be assigned from time to time by the Board, subject to applicable laws, and ethical duties. During the Term (as defined below), Executive shall devote Executive’s reasonable best efforts, energies and abilities and Executive’s full business time, skill and attention to the business and affairs of the Corporation and its Affiliates, and shall act at all times according to the highest professional standards, for the purpose of advancing the business of the Corporation and its Affiliates. However, Executive may devote reasonable time to activities such as supervision of personal investments and activities involving professional, charitable, educational, civic, religious and similar types of activities, speaking engagements and membership on other boards of directors, provided such activities do not interfere in any material way with the business of the Corporation, and provided further that Executive cannot serve on a board of directors of a publicly traded company without the written consent of the Board. The time involved in such activities shall not be treated as vacation time. Executive shall be entitled to keep any amounts paid to him in connection with such activities (e.g., director fees and honoraria). Executive’s principal place of employment will be the Corporation’s headquarters in Fort Wayne, Indiana. During the Term, Executive also agrees to serve, if elected, as an officer and director of any Affiliate of the Corporation. For purposes of this Agreement, an “Affiliate” shall mean a corporation that, for purposes of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), is a Parent or Subsidiary of the Corporation within the meaning of Code Sections 424(e) and 424(f).
2.    Board of Directors. On the Effective Date, the Board shall elect Executive to the Board. In accordance with the Corporation’s by-laws, the Corporation shall nominate Executive as a director for shareholder approval at the 2014 annual meeting and at each annual meeting thereafter during the Term in which his term as a director is due to expire.
3.    Term. Employment under this Agreement shall commence on the Effective Date and shall expire at 5:00 p.m. E.S.T. at the end of the fiscal year ending on or about January 31, 2017 (the “Initial Term”), unless terminated earlier pursuant to the provisions of Sections 7, 8, 9 or 11 hereof. The term of employment shall be renewed automatically for successive fiscal year periods (each a “Renewal Term”) after the expiration of the Initial Term, unless the Corporation provides Executive, or Executive provides the Corporation, with written notice to the contrary at least one hundred eighty (180) calendar days prior to the end of the Initial Term or any Renewal Term. The Initial Term and any Renewal Terms are collectively referred to herein as the “Term.” If either the Corporation or Executive elects not to renew the Term of this Agreement in accordance with this Section 3 and Executive thereafter continues in employment with the Corporation or its Affiliates, Executive shall be employed on an at-will basis and the terms of such employment and any subsequent termination of employment shall be subject solely to the Corporation’s general employment practices and policies. In the event of a “Change in Control” of the Corporation (as such term is defined in the Vera Bradley, Inc. 2010 Equity and Incentive Plan, as amended or any successor thereto (the “Equity Plan”)) during the Term, the Term automatically will be extended until the later of (i) the second anniversary of the Change in Control, or (ii) the scheduled expiration of the then-current Term.
4.    Compensation.
(a)    Base Salary. The Corporation shall pay to Executive an annual base salary (“Base Salary”) of seven hundred fifty thousand dollars (U.S. $750,000) effective as of the Effective Date. The Corporation will pay Executive’s Base Salary in equal installments in accordance with the Corporation’s standard payroll policies and schedule, subject to tax and elective withholding and deductions. Thereafter, the Compensation Committee of the Board (the “Committee”) shall review Executive’s performance and Base Salary annually in January of each year, in light of competitive data, the Corporation’s performance, and Executive’s performance, and determine whether to adjust Executive’s Base Salary on a prospective basis, subject to Section 7(b). The first review shall be in 2015, in accordance with the Committee’s practices. Such adjusted annual salary then shall become Executive’s “Base Salary” for purposes of this Agreement and shall become effective in accordance with the same schedule as applied for all annual employee base salary changes.
(b)    Annual Bonus. Executive will be eligible for an annual cash bonus (the “Bonus”), based on performance, and calculated as a percentage of Executive’s Base Salary, subject to the performance goals and procedures established by the Committee annually after consultation with Executive. Subject to the terms and conditions of the annual cash bonus plan, Executive’s target bonus opportunity for each fiscal year shall be one hundred percent (100%) of Base Salary and the maximum bonus opportunity shall be two hundred percent (200%) of Base Salary. Executive will become eligible for participation in the annual bonus plan for the 2015 fiscal year and Executive’s guaranteed annual bonus for that fiscal year shall be one hundred percent (100%) of Base Salary. Thereafter, the Committee shall establish a minimum performance level each year, below which no bonus will be paid. Actual payments under the annual bonus plan will be determined by the Committee, in its discretion, and will be based upon the level of achievement of the pre-established performance goals. The Bonus will be paid at the time payment is made to other similarly situated executives of the Corporation, but in no event later than two and one-half (2½) months after the close of the fiscal year in which Executive becomes vested in such Bonus, and is intended to qualify for the short-term deferral exception to Code Section 409A. The

Corporation may make changes to the design, vehicles and weighting of the annual bonus plan if such changes are applicable to all executives generally.
(c)    Equity Compensation. Executive will be eligible to participate in any long-term incentive plans, and/or equity-based compensation plans established or maintained by the Corporation for its senior executive officers or employees, including, but not limited to, the Equity Plan. For the Corporation’s 2015 fiscal year, the equity-based compensation grant shall have an economic value at grant of eight hundred thousand dollars ($800,000), and shall be made as part of the regular annual grant cycle for all executives of the Corporation (generally in the first quarter). The Corporation may make changes to the design, vehicles and weighting of the Equity Plan if such changes are applicable to all executives generally.
(d)    Sign-On Award. As of the Effective Date, the Corporation shall award Executive restricted stock units under the Equity Plan (the “Sign-On Award”). The target number of restricted stock units under the Sign-On Award value will be determined by dividing one million two hundred thousand dollars ($1,200,000) by the Corporation’s closing stock price on the date of grant. Sixty percent (60%) of the restricted stock units under the Sign-On Award shall have performance-based vesting and forty percent (40%) of the restricted stock units under the Sign-On Award shall vest on each of the first three anniversaries of the Effective Date. The Sign-On Award will provide for a maximum payout of restricted stock units equal to two hundred percent (200%) of the target amount, based on the achievement of performance goals at the end of a three-year performance period.
5.    Benefits.
(a)    Executive shall be entitled to the extent eligible to participate in any benefit plans as may be adopted and modified by the Corporation from time to time, including without limitation health, dental and medical plans, life and disability insurance, paid vacation, holiday, and retirement plans. The benefits available to Executive shall be no less favorable than those available to other executives at similar levels within the organization or to the employees of the Corporation at the location where Executive works. Benefits provided under this Agreement shall be subject to the terms and conditions of any applicable benefit plan, including any eligibility and vesting requirements, as such plans may be in effect or modified by the Corporation from time to time.
(b)    Executive shall be entitled to four (4) weeks of paid vacation each year. The maximum number of accrued vacation hours that Executive can have at any point in time is equal to the total vacation hours earned in the last twelve (12) months, plus one (1) week of vacation carried over from the prior twelve (12) months of service.
(c)    The Corporation shall reimburse Executive for all reasonable and necessary travel, business entertainment, professional membership and other business expenses incurred by Executive in connection with the performance of Executive’s duties under this Agreement, on a basis upon timely submission by Executive of vouchers therefor in accordance with the Corporation’s standard policies and procedures.

(d)    The Corporation shall provide Executive with the following relocation reimbursements and benefits during the Initial Term, which, except as provided below, shall be paid or reimbursed within thirty (30) days of the date such expenses were incurred, but in no event later than the last day of Executive’s taxable year following the taxable year in which the expense was incurred, provided that Executive has submitted vouchers therefor (other than the Cash Lump Sum Bonus) in accordance with the Corporation’s standard policies and procedures:

Relocation Assistance	Details
Temporary Living	Interim living expenses reimbursed up to $3,000 per month for the first six (6) months of employment
Moving of Household Goods	Reimbursement prior to March 15, 2014 of costs associated with moving household and personal effects (estimated to be approximately $25,000)
House Hunting	Reimbursement prior to March 15, 2014 of expenses relating to two (2) pre-move house hunting trips for you and your family (estimated to be approximately $3,000)
Home Sale/Purchase Assistance
Reimbursement of expenses to assist with sale of current (in 2014) and purchase of new (prior to March 15, 2014) home including customary closing costs, agent fees and base expenses associated with sale and purchase (estimated to be an aggregate of $80,000).

Weekend Family Travel
Reimbursement prior to March 15, 2014 for weekend family travel for up to the first eight (8) weeks following the Effective Date, to be booked pursuant to the Corporation’s then effective travel policies

Cash Lump Sum Bonus	Lump sum cash bonus on January 15, 2014 of $80,000 to help offset taxes incurred relative to relocation expenses and other miscellaneous expenses

The amount of expenses eligible for reimbursement under this Section 5(d), during Executive’s taxable year may not affect the expenses eligible for reimbursement in any other taxable year. Executive’s right to reimbursement is not subject to liquidation or exchange for another benefit.
(e)    The Corporation will pay Executive’s reasonable attorneys’ fees incurred to negotiate this Agreement up to twenty-five thousand dollars ($25,000). Executive’s right to payment of legal fees under this Section 5(e) may not be liquidated or exchanged for any other benefit.
6.    Termination by the Corporation. The Corporation may terminate Executive’s employment during the Term:

(a)    without Cause (as defined below) by giving Executive thirty (30) calendar days’ prior written notice, or
(b)    for Cause (as defined below) by delivering to Executive a copy of a resolution duly adopted by the affirmative vote of a majority of the directors of the Board then in office at a meeting of the Board called and held for such purpose, finding that Executive has committed an act set forth below in this Section 6. Nothing herein shall limit Executive’s right or Executive’s beneficiaries’ right to contest the validity or propriety of any such determination. For purposes of this Agreement, “Cause” shall mean: (i) an intentional act of fraud, embezzlement or theft by Executive in connection with Executive’s duties or in the course of Executive’s employment with the Corporation or an Affiliate; (ii) Executive’s intentional wrongful material damage to the property of the Corporation or its Affiliates; (iii) Executive’s intentional material breach of Section 12 hereof while Executive remains in the employ of the Corporation or an Affiliate; (iv) an act of Gross Misconduct (as defined below); or (v) a conviction for a misdemeanor involving moral turpitude or a charge of a felony; and, in each case, the reasonable, good faith determination by the Board as hereafter provided that any such act or omission may be harmful to the Corporation or an Affiliate. For purposes of this Agreement, “Gross Misconduct” shall mean a willful or grossly negligent act or omission that has or will have a material and adverse impact on the business or reputation of the Corporation or its Affiliates, or on the business of the customers or suppliers of the Corporation or its Affiliates as such relate to the Corporation. In addition, Executive’s employment shall be deemed to have terminated for Cause if, based on facts and circumstances discovered after Executive’s employment has terminated, the Board determines in reasonable good faith, within one (1) year after Executive’s employment terminated, and after appropriate investigation and an opportunity for Executive to be interviewed (with or without counsel as Executive may determine) by a subcommittee of the independent Board members or its representative, that Executive committed an act during the Term that would have justified a termination for Cause.
7.    Termination by Executive. Executive may terminate his employment during the Term by giving the Corporation thirty (30) calendar days’ prior written notice; provided that, if Executive purports to terminate his employment during the Term for Good Reason (as defined below), Executive must give the Corporation written notice of his intent to terminate for Good Reason within sixty (60) calendar days of the occurrence of the event that allegedly constitutes Good Reason. The Corporation shall have a right to cure the event(s) or omission(s) alleged to constitute Good Reason for a period of thirty (30) calendar days after notice from Executive of his intention to terminate for Good Reason and, if not cured, Executive may terminate his employment within one hundred twenty (120) days of the occurrence of the event that allegedly constitutes Good Reason. In the event of termination by notice under the first sentence of this Section 7, the Corporation in its discretion may elect a termination date that is earlier than the conclusion of the sixty (60) calendar day notice period, but the termination shall still be deemed a voluntary termination by Executive with Good Reason under this Section. “Good Reason” means the occurrence of any of the following events without Executive’s express written consent:
(a)    The material reduction of Executive’s authorities, duties, or responsibilities with the Corporation;

(b)    A material reduction by the Corporation of Executive’s Base Salary, other than a reduction approved by the Compensation Committee that similarly applies to all Executive Vice Presidents of the Corporation, provided that such a reduction in Base Salary shall not exceed more than ten percent (10%) from Executive’s highest Base Salary;
(c)    A material reduction by the Corporation of Executive’s annual bonus opportunity, other than a reduction approved by the Compensation Committee that similarly applies to all Executive Vice Presidents of the Corporation, provided that such a reduction in annual target bonus opportunity shall not exceed more than ten percent (10%) from Executive’s highest target bonus opportunity;
(d)    A relocation of the offices of Executive to a place greater than thirty-five (35) miles in distance from the current executive offices of the Corporation in Fort Wayne, Indiana; or
(e)    Any action or inaction that constitutes a material breach by the Corporation of this Agreement.
Notwithstanding the foregoing, any reduction in Executive’s Base Salary, annual bonus opportunity or severance payment in anticipation of, upon or within two (2) years following a Change in Control, shall constitute a material breach of the terms of this Agreement. The Corporation shall have no obligations to Executive after Executive’s last day of employment following termination of employment under this Section, except as specifically set forth in this Agreement or under any applicable plans, programs or arrangements of the Corporation including, without limitation, the Corporation’s Certificate of Incorporation or By-Laws, as either may be amended from time to time, the Equity Plan and any agreements thereunder, and the indemnification agreement described in Section 14.
8.    Automatic Termination. Notwithstanding the provisions of Section 3, Executive’s employment shall automatically terminate upon Executive’s death or upon notice from the Corporation because of Disability (as defined below) while he remains Disabled. Executive shall be deemed to have a “Disability” for purposes of this Agreement if Executive is unable to perform substantially, by reason of physical or mental incapacity, Executive’s duties or obligations under this Agreement, with or without reasonable accommodation as defined in the Americans with Disabilities Act and implementing regulations, for a period of one hundred and eighty (180) consecutive calendar days in any 360-calendar day period.
9.    Term of Agreement. Any termination of Executive’s employment shall also end the Term. For purposes of this Agreement, Executive’s employment with the Corporation and its Affiliates shall be deemed to be terminated when Executive has a “separation from service” within the meaning of Code Section 409A, and references in this Agreement to termination of employment shall be deemed to refer to such a separation from service. Upon Executive’s separation from service for any reason, Executive shall be deemed to have resigned as of the date of Executive’s separation from service from all offices, directorships and fiduciary positions with the Corporation, its Affiliates, and employee benefit plans of the Corporation unless Executive is affirmatively re-appointed or re-elected to such position as of the date of Executive’s separation from service.

10.    Certain Obligations of the Corporation Following Termination of Executive’s Employment. Following termination of Executive’s employment during the Term under the circumstances described below, the Corporation will pay to Executive the following compensation and provide the following benefits in addition to any benefits to which Executive may be entitled by law in full satisfaction and final settlement of any and all claims and demands that Executive or the Corporation may have against the other under this Agreement:
(a)    Termination of Employment for Any Reason. In the event of Executive’s termination of employment for any reason, the Corporation shall pay or provide Executive (a) any unpaid Base Salary through the date of termination and (b) any benefits (including, without limitation, any unused vacation accrued in accordance with Section 5(b)) accrued, earned or vested, and any unreimbursed expenses incurred, up to and including the effective date of such termination to which Executive may be entitled under the terms of any applicable arrangement, plan or program (collectively, the “Accrued Amounts”).
(b)    Termination Without Cause by the Corporation or for Good Reason by Executive. If, during the Term, the Corporation terminates Executive’s employment without Cause under Section 6(a) hereof or Executive terminates his employment for Good Reason under Section 7 hereof and it is not on or within twenty-four (24) months after a Change in Control, Executive shall be entitled to the following payments and benefits, subject to Section 13:
(i)    The Accrued Amounts, as soon as reasonably practicable following the date of termination;
(ii)    Any Bonus that has been earned in the fiscal year prior to the employment termination that has not yet been paid, shall be payable at the time payment is made to other similarly situated executives of the Corporation, but in no event later than two and one-half (2½) months after the close of the year in which Executive becomes vested in such Bonus;
(iii)    A pro rata portion of the amount of Bonus, if any, Executive would have received pursuant to Section 4(b) for the year in which Executive’s employment terminated (hereinafter, the “Prorated Bonus”). The Corporation shall determine what annual Bonus, if any, Executive would have earned had he been employed through the end of the applicable period (the “Base Incentive Amount”), in accordance with the methods used to calculate the annual Bonus for the Corporation’s other similarly situated executives. The pro rata portion to be paid pursuant to this Section shall be determined by multiplying the Base Incentive Amount by a fraction, the numerator of which is the number of calendar days from the beginning of the applicable annual period in which the termination occurred through the date of termination and the denominator of which is 365. Any Prorated Bonus payment due under this Section shall be paid at the time payment is made to other similarly situated executives of the Corporation, but in no event later than two and one-half (2½) months after the close of the fiscal year in which Executive would have become vested in such Bonus;

(iv)    A lump sum payment equal to two (2) times the sum of (A) Base Salary (B) target Bonus for the fiscal year of termination, payable within ten (10) calendar days after Executive’s delivery to the Corporation and non-revocation of an executed and enforceable Release, in accordance with and subject to Section 13;
(v)    Immediate accelerated full vesting of the time-based restricted stock units under the Sign-On Award and immediate accelerated vesting of the time-based vesting provisions of the portion of the restricted stock units under the Sign-On Award that are performance-based, which shall remain outstanding pending the satisfaction (or not) of the performance-based vesting criteria;
(vi)    Monthly Cash reimbursement of Executive’s COBRA premiums (or an amount equal to Executive’s COBRA premiums) (sufficient to cover full family health care) for a period of eighteen (18) months following the termination of Executive’s employment if Executive elects such COBRA coverage. The foregoing notwithstanding, the Corporation’s obligation to reimburse described in the preceding sentence shall cease on the date Executive becomes eligible for coverage under another group health plan offered by a new employer of Executive or covered under a group health plan of the employer of Executive’s spouse, in either case, which does not impose pre-existing condition limitations on Executive’s coverage. Nothing herein shall be construed to extend the period of time over which COBRA continuation coverage shall be provided to Executive or his dependents beyond that mandated by law. (The foregoing (vii) is hereinafter referred to as the “COBRA Benefits”).
(c)    Termination by Executive Without Good Reason or by the Corporation for Cause. If, during the Term, Executive terminates employment under Section 7(a) hereof without Good Reason or the Corporation terminates Executive’s employment under Section 6(b) hereof for Cause, Executive shall be entitled to no further compensation or other benefits under this Agreement except for the Accrued Amounts, payable in a single lump sum as soon as practicable following the date of termination.
(d)    Death; Disability. If Executive’s employment is terminated during the Term by reason of Executive’s death or for Disability, Executive or Executive’s estate, as the case may be, shall be entitled to the following payments and benefits, subject to Section 13:
(i)    The Accrued Amounts, as soon as reasonably practicable following the date of termination. Except as provided in subsection (iv) of this paragraph 10(d), if Executive’s employment is terminated during the Term by reason of Executive’s death or for Disability, the treatment of any equity compensation awards held by Executive shall be governed by the terms of the plan or agreement under which such awards were granted;
(ii)    Any Bonus that has been earned in the fiscal year prior to the employment termination that has not yet been paid, shall be payable at the time payment is made to other similarly situated executives of the Corporation, but in no event later than two and one-half (2½) months after the close of the year in which Executive becomes vested in such Bonus;
(iii)    The Prorated Bonus, if any, Executive would have received for the year in which Executive’s employment terminated, payable at the time payment is made to other similarly situated executives of the Corporation, but in no event later than two and one-half (2½) months after the close of the fiscal year in which Executive’s employment terminated;
(iv)    The Sign-On Award, which shall become fully vested and non-forfeitable; and
(v)    The COBRA Benefits.
(e)    Termination in Connection With a Change in Control. If Executive’s employment is terminated in anticipation of, upon or within twenty-four (24) months following a Change in Control (as defined in the Equity Plan), by the Corporation without Cause under Section 6(a) hereof or by Executive for Good Reason under Section 7 hereof, Executive shall be entitled to the following payments, subject to Sections 12 and 13:
(i)    The Accrued Amounts, as soon as reasonably practicable following the date of termination;
(ii)    Any Bonus that has been earned in the fiscal year prior to the employment termination that has not yet been paid, shall be payable at the time payment is made to other similarly situated executives of the Corporation, but in no event later than two and one-half (2½) months after the close of the year in which Executive becomes vested in such Bonus;
(iii)    The Pro Rated Bonus;
(iv)    A lump sum payment equal to two (2) times the sum of (A) Base Salary (B) target Bonus for the fiscal year of termination, payable within ten (10) calendar days after Executive’s delivery to the Corporation and non-revocation of an executed and enforceable Release, in accordance with and subject to Section 13;
(v)    In exchange for Executive’s continued compliance with the Restrictive Covenants in Section 12 after the date of the Change in Control, an additional lump sum payment equal to the sum of (A) Base Salary and (B) target Bonus for the fiscal year of termination, payable after the date of termination and within ten (10) calendar days after Executive’s delivery to the Corporation and non-revocation of an executed and enforceable Release, in accordance with and subject to Section 13, or, if the termination was in anticipation of a Change in Control, payable after the date of the Change in Control and within ten (10) calendar days after Executive’s delivery to the Corporation and non-revocation of an executed and enforceable Release, in accordance with and subject to Section 13; provided that, if Executive previously has delivered and not revoked an executed and enforceable

Release in connection with his termination of employment before the Change in Control, the additional Release required by this clause shall only apply to the period between the execution and delivery of an enforceable Release upon Executive’s termination of employment and the date of the Change in Control;
(vi)    The Sign-On Award, which shall become fully vested and non-forfeitable, provided that if termination was in anticipation of a Change in Control, the vesting of the performance portion of the Sign-On Award shall occur on the Change in Control;
(vii)    The COBRA Benefits; and
(viii)    Reimbursement for outplacement assistance up to a maximum amount of $50,000, for no longer than one year.
(ix)    The treatment of any equity compensation awards held by Executive shall be governed by the terms of the plan or agreement under which such awards were granted.
(x)    If a Change in Control occurs and payments are made under this Section 10(e), and a final determination is made by legislation, regulation, or ruling directed to Executive or the Corporation, by court decision, or by independent tax counsel, that the aggregate amount of any payments made to Executive under this Agreement and any other agreement, plan, program or policy of the Corporation in connection with, on account of, or as a result of, such Change in Control (“Total Payments”) will be subject to an excise tax under the provisions of Code Section 4999, or any successor section thereof (“Excise Tax”), the Total Payments shall be reduced (beginning with those that are exempt from Code Section 409A) so that the maximum amount of the Total Payments (after reduction) shall be one dollar ($1.00) less than the amount that would cause the Total Payments to be subject to the Excise Tax; provided, however, that the Total Payments shall only be reduced to the extent that the after-tax value of amounts received by Executive after application of the above reduction would exceed the after-tax value of the Total Payments received without application of such reduction. For this purpose, the after-tax value of an amount shall be determined taking into account all federal, state, and local income, employment, and excise taxes applicable to such amount. In making any determination as to whether the Total Payments would be subject to an Excise Tax, consideration shall be given to whether any portion of the Total Payments could reasonably be considered, based on the relevant facts and circumstances, to be reasonable compensation for services rendered (whether before or after the consummation of the applicable Change in Control). To the extent Total Payments must be reduced pursuant to this Section, the Corporation, without consulting Executive, will reduce the Total Payments to achieve the best economic benefit, and to the extent economically equivalent, on a pro-rata basis.
(A)    In the event that upon any audit by the Internal Revenue Service, or by a state or local taxing authority, of the Total Payments, a change is determined to be required in the amount of taxes paid by, or Total Payments made to, Executive, appropriate adjustments will be made under this Agreement such that the net amount that is payable to Executive after taking into account the provisions of Code Section 4999 will reflect the intent of the parties as expressed in this Section 10(e)(x). Executive shall notify the Corporation in writing of any claim by the Internal Revenue Service that, if successful, would require payment of an Excise Tax or an additional Excise Tax on the Total Payments (a “Claim”). Such notification shall be given as soon as practicable but no later than ten (10) business days after Executive is informed in writing of such Claim and shall apprise the Corporation of the nature of such Claim and the date on which such Claim is requested to be paid. Executive shall not pay such Claim prior to the expiration of the thirty (30) calendar day period following the date on which Executive gives such notice to the Corporation (or such shorter period ending on the date that any payment of taxes with respect to such Claim is due). If the Corporation notifies Executive in writing prior to the expiration of such period that it desires to contest such Claim, Executive shall: (1) give the Corporation any information reasonably requested by the Corporation relating to such Claim, (2) take such action in connection with contesting such Claim as the Corporation shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such Claim by an attorney reasonably selected by the Corporation, (3) cooperate with the Corporation in good faith in order to contest effectively such Claim, and (4) permit the Corporation to participate in any proceedings relating to such Claim; provided, however, that the Corporation shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive harmless for any Excise Tax, additional Excise Tax, or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 10(e)(x)(A), the Corporation, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such Claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the Claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one (1) or more appellate courts, as the Corporation shall determine, provided, however, that if the Corporation directs Executive to pay such Claim and sue for a refund, the Corporation shall advance the amount of such payment to Executive on an interest-free basis or, if such an advance is not permissible under applicable law, pay the amount of such payment to Executive as additional compensation, and shall indemnify and hold Executive harmless from any Excise Tax, additional Excise Tax, or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or additional compensation; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. The Corporation shall reimburse any fees and expenses provided for under this Section 10(e)(x) on or before the last day of Executive’s taxable year following the taxable year in which the fee or expense was incurred, and in accordance with the other requirements of Code Section 409A and Treasury Regulation §1.409A-3(i)(1)(v) (or any similar or successor provisions).
(B)    If, after the receipt by Executive of an amount advanced or paid by the Corporation pursuant to Section 10(e)(x)(A) above, Executive becomes entitled to receive any refund with respect to such Claim, Executive shall (subject to the Corporation’s complying with the requirements of Section 10(e)(x)(A)) promptly pay to the Corporation the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by Executive of an amount advanced by the Corporation pursuant to Section 10(e)(x)(A), a determination is made that Executive shall not be entitled to any refund with respect to such Claim and the Corporation does not notify Executive in writing of its intent to contest such denial of refund prior to the expiration of sixty (60) calendar days after such determination, then such advance shall be forgiven and shall not be required to be repaid.
(f)    Termination Following Notice of Non-Renewal. If the Term of this Agreement expires due to Executive or the Corporation electing not to renew the Term in accordance with Section 3, and Executive’s employment terminates within thirty (30) days after expiration of the Term, Executive shall receive, subject to Section 13, (i) the Accrued Amounts, as soon as reasonably practicable following the date of termination; and (ii) any Bonus that has been earned in the year prior to the employment termination that has not yet been paid, which Bonus shall be payable at the time payment is made to other similarly situated executives of the Corporation, but in no event later than two and one-half (2½) months after the close of the year in which Executive becomes vested in such Bonus. If the Term of this Agreement expires due to the Corporation electing not to renew the Term, Executive also shall receive a lump sum payment equal to one and one-half (1 ½) times the sum of (A) Base Salary (B) target Bonus for the fiscal year then ended or, if within thirty (30) days after the end of such fiscal year, the fiscal year last ended, payable after the date of termination and within ten (10) calendar days after Executive’s delivery to the Corporation and non-revocation of an executed and enforceable Release, in accordance with and subject to Section 13.
(g)    No Mitigation or Offset. In the event of any termination of Executive’s employment under this Section 10, Executive shall be under no obligation to seek other employment or otherwise mitigate his damages, and there shall be no offset against amounts due to Executive under this Agreement on account of any remuneration or benefit attributable to any subsequent employment obtained by Executive, except as provided in Sections 10(b)(vii), 10(d)(v), 10(e)(vii), and 10(f)(v).
(h)    Compensation Recovery Policy. Notwithstanding any provision in this Agreement to the contrary, payments under this Agreement will be subject to any Compensation Recovery Policy established by the Corporation and amended from time to time.
11.    Nature of Payments. Upon termination of employment pursuant to Sections 6, 7, 8, 9, or 10, Executive will be released from any duties and obligations to the Corporation set forth in this Agreement (except the duties and obligations under the Restrictive Covenants as set forth in Section 12 hereof and the obligation under Sections 13 and 22) and the obligations of the Corporation to Executive under this Agreement will be as set forth in Section 10.
12.    Restrictive Covenants.
(a)    Executive understands the global nature of the Corporation’s businesses and the effort the Corporation undertakes to develop and protect its business, goodwill, confidential information and competitive advantage. Accordingly, Executive recognizes and agrees that the scope and duration of the restrictions described in this Section 12 are reasonable and necessary to protect the legitimate business interests of the Corporation. All payments and benefits to Executive under this Agreement are conditioned expressly on Executive’s compliance with each of the provisions of this Section 12. During the period of Executive’s employment and for a period of two (2) years following Executive’s termination of employment for any reason, Executive shall not:
(i)    singly, jointly, or in any other capacity, in a manner that contributes to any research, design, development, strategy, marketing, promotion, or sales, or that relates to Executive’s employment with the Corporation, directly or beneficially engage in, manage, join, participate in the management, operation or control of, or work for (as an employee, consultant or independent contractor), or permit the use of his name by, or provide financial or other assistance to, any person or entity that engages in the design, production, marketing, and retailing of (A) handbags and other bags and related accessories (“Handbag Competitive Activities”), or (B) accessories such as jewelry, travel and leisure items, and baby clothes and accessories (“Other Competitive Activities”), and, in the case of either (A) or ((B), has received in the prior fiscal year at least twenty-five percent (25%) of its revenues from Handbag Competitive Activities and more than fifty (50%) of its revenues from the combination of Handbag and Other Competitive Activities (a “Competitor”), provided that the foregoing shall not limit Executive from providing services or assistance to a subsidiary or affiliate of a Competitor, in a situation where Executive provides no services or assistance whatsoever to the subsidiary or affiliate that is a Competitor, without the express written approval of the Chairman of the Board;
(ii)    provide any service or assistance to a Competitor, (A) that is of the general type of service or assistance provided by Executive to the Corporation, subject to the proviso in Section 12(a)(i) above (B) that relates to any design, product, project or piece of work with which Executive was involved during his employment, (C) that contributes to causing an entity to design, manufacture, sell and market any product or service that competes with or that is similar to the handbags and other bags, jewelry, travel and leisure items, and baby clothes and accessories that are designed, produced, sold or marketed by the Corporation, or (D) in which there is a reasonable possibility that Executive may, intentionally or inadvertently, use or rely upon the Corporation’s secret or confidential information;
(iii)    (A) solicit or accept if offered to Executive, with or without solicitation, on his own behalf or on behalf of any other person, the services of any person who is a then-current employee of the Corporation (or was an employee of the Corporation during the year preceding such solicitation), (B) solicit any of the Corporation’s then-current employees (or an individual who was employed by or engaged by the Corporation during the year preceding such solicitation) to terminate employment or an engagement with the Corporation, not including any general, non-targeted advertising, or (C) agree to hire any then-current employee (or an individual who was an employee of the Corporation during the year preceding such hire) of the Corporation into employment with Executive or any company, individual or other entity; provided that the foregoing shall not be violated by a hiring with respect to which Executive had no personal involvement in any manner or by Executive serving as a reference upon request; or
(iv)    On behalf of a Competitor, directly or indirectly divert or attempt to divert from the Corporation any business in which the Corporation has been actively engaged during Executive’s employment, nor interfere with the relationships of the Corporation or with their sources of business;
(b)    Confidentiality. Executive recognizes that the Corporation will disclose secret or confidential information to Executive during the period of Executive’s employment to enable Executive to perform his duties. Subject to the following sentence, Executive shall not during his employment (except in connection with the proper performance of his duties) and thereafter, without the prior written consent of the Board, disclose to any person or entity, or use for any reason or purpose, any material or significant secret or confidential information concerning the business of the Corporation that Executive obtained in the course of Executive’s employment. This Section shall not be applicable if and to the extent Executive is required to testify in a legislative, judicial or regulatory proceeding pursuant to an order of Congress, any state or local legislature, a judge, or an administrative law judge, or if such secret or confidential information is required to be disclosed by Executive by any law, regulation or order of any court or regulatory commission, department or agency; provided, however, that Executive shall provide the Corporation with prompt notice thereof so that the Corporation may seek an appropriate protective order and/or waive compliance with this Section with respect to such requirement. In the absence of a protective order or the receipt of waiver hereunder, if Executive is nonetheless, in the opinion of Executive’s counsel, compelled to furnish the Corporation’s confidential information to any third party or else stand liable for contempt or suffer other censure or penalty, such party may furnish such information without liability under this Section or otherwise. Executive further agrees that if Executive’s employment is terminated for any reason, Executive will not take, but will leave with the Corporation, all records and papers and all matter of whatever nature that bears secret or confidential information of the Corporation. For purposes of this Agreement, the term “secret or confidential information” shall include, but not be limited to, product assortment, product design, prints, any and all records, notes, memoranda, data, writings, research, personnel information, customer information, pricing, sales and marketing information, product information or designs, supplier lists, the Corporation’s financial information and plans, processes, methods, techniques, systems, formulas, patents, models, devices, compilations or any other information of whatever nature in the possession or control of the Corporation, that has not been published or disclosed to the general public, the fashion industry or the design industry. For purposes of this Agreement, the term “secret or confidential information” shall not include Executive’s personal address book.
(c)    Judicial Modification. If a court of competent jurisdiction declares that any term or provision of this Section 12 is invalid or unenforceable, the Corporation and Executive intend that (i) the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or geographic area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, (ii) the Corporation and Executive shall request that the court exercise that power, and (iii) the Agreement shall be enforceable as so modified after the expiration of the time within which the judgment or decision may be appealed.
(d)    Nondisparagement. Executive agrees not to make, repeat, authorize, or permit any person under his control to make, directly or indirectly, any public statements (whether oral or written), comments, remarks, or publications of any type or of any nature, to anyone, including but not limited to the news media, investors, potential investors, industry analysts, competitors, strategic partners, vendors, employees (past and present), and customers, which would defame or disparage the business reputation, practices, or conduct of the Corporation or its Affiliates (including its products, services or its business decisions), or their employees, directors or officers, or any of them, at any time now or in the future. The Corporation agrees that its Board of Directors, Executive Vice Presidents and Chief Executive Officer will not, directly or indirectly, make, repeat, authorize or permit any person under its, his or her control to make any public statements (whether oral or written), comments, remarks, or publications of any type or of any nature to anyone, including but not limited to the news media, industry analysts, competitors, strategic partners, vendors, employees (past and present), and customers, which would defame or disparage the reputation of Executive at any time now or in the future. Nothing set forth in this Section 12(d) shall be interpreted to prohibit Executive, the Corporation, the Corporation’s Affiliates, or the directors, partners, officers and employees of the Corporation and its Affiliates from making truthful statements (i) in the good faith normal performance of his or their duties, (ii) when required by law, subpoena or court order and/or from responding to any inquiry by any regulatory or investigatory organization, (iii) of a normal competitive nature, or (iv) in direct rebuttal to a disparaging statement made by another.
(e)    Remedies. If Executive violates or threatens to violate any provision of this Section 12, the Corporation or its successors in interest shall be entitled, in addition to any other remedies that they may have, including money damages, to (i) an injunction to be issued by a court of competent jurisdiction restraining Executive from committing or continuing any violation of this Section 12 and, in the event of a material violation, (ii) cessation of the severance payments and benefits provided under Section 10. In the event that Executive is found to have breached any provision set forth in this Section 12, the time period provided for in that provision shall be deemed tolled (i.e., it will not begin to run) for so long as Executive was in violation of that provision.
(f)    No restrictive covenants in any grant or award under the Equity Plan can be broader or more limiting than those set forth in this Section 12 and shall be considered limited accordingly.
13.    Release. Any and all amounts payable and benefits or additional rights provided pursuant to this Agreement beyond Accrued Amounts shall only be payable if Executive delivers to the Corporation an original, signed release of claims of Executive occurring up to the release date, in a form substantially the same as attached hereto as Exhibit A (the “Release”). The Corporation shall deliver the Release to Executive within ten (10) calendar days of the date Executive’s employment terminates and Executive must deliver to the Corporation and not revoke an executed and enforceable Release no later than thirty (30) calendar days after the date Executive’s employment terminates (the “Release Deadline”). Payment of the amounts described in Section 10 shall commence no earlier than the date on which Executive delivers to the Corporation and does not revoke an executed and enforceable release as described herein. Payment of any severance or benefits that are not exempt from Code Section 409A shall be delayed until the Release Deadline, irrespective of when Executive executes the Release; provided, however, that where Executive’s termination of employment and the Release Deadline occur within the same fiscal year, the payment may be made up to thirty (30) calendar days prior to the Release Deadline, and provided further that where Executive’s termination of employment and the Release Deadline occur in two separate fiscal years, payment may not be made before the later of January 1 of the second year or the date that is thirty (30) calendar days prior to the Release Deadline. As part of the Release, Executive shall affirm that Executive (a) has advised the Corporation, in writing, of any facts that Executive is aware of that constitute or might constitute a violation of any ethical, legal or contractual standards or obligations of the Corporation or any Affiliate, and (b) is not aware of any existing or threatened claims, charges, or lawsuits that Executive has not disclosed to the Corporation.
14.    Indemnification. The Corporation shall maintain a directors’ and officers’ liability insurance policy covering Executive on the same basis as in effect for other senior executive employees, and shall provide indemnity to Executive by a separate, written indemnification agreement.
15.    Notices. Any and all notices, requests, demands, and other communications provided for herein shall be sufficient if in writing and shall be deemed to have been duly given if delivered by hand or if sent by registered or certified mail, return receipt requested. Notice shall be deemed to have been given when notice is received by the party on whom the notice was served. Notice to the Corporation shall be addressed to the Corporation at its principal office, with attention to the General Counsel, and notice to Executive shall be addressed to Executive at Executive’s last address as shown on the records of the Corporation.
16.    Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the substantive laws of the State of Indiana, without regard to its internal conflicts of law provisions.
17.    Severability. In the event that any provision of this Agreement shall be determined to be invalid, illegal or otherwise unenforceable or contrary to law or public policy, the enforceability of the other provisions in this Agreement shall not be affected thereby.
18.    Assignment; Successors. Executive recognizes that this is an agreement for personal services and that Executive may not assign this Agreement. The Agreement shall inure to the benefit of and be binding upon the Corporation’s successors and assigns.
19.    Entire Agreement/Amendment. This Agreement and the Confidentiality, Non-Competition and Confirmatory Assignment Agreement referred to in Section 12 constitute the entire agreement between the Parties with respect to the subject matter hereof and supersedes any and all other agreements, either oral or in writing, among the Parties hereto with respect to the subject matter hereof. This Agreement may not be amended except by written agreement signed by both Parties.
20.    Execution in Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement (and all signatures need not appear on any one counterpart), and this Agreement shall become effective when one or more counterparts has been signed by each of the Parties hereto and delivered to each of the other Parties hereto.
21.    Waiver. The failure of either of the Parties to at any time enforce any of the provisions of this Agreement shall not be deemed or construed to be a waiver of any such provision, nor to in any way affect the validity of this Agreement or any provision hereof or the right of either of the Parties to enforce each and every provision of this Agreement. No waiver of any breach of any of the provisions of this Agreement shall be effective unless set forth in a written instrument executed by the party against whom or which enforcement of such waiver is sought, and no waiver of any such breach shall be construed or deemed to be a waiver of any other or subsequent breach.
22.    Capacity. Executive and the Corporation hereby represent and warrant to the other that: (i) Executive or the Corporation has full power, authority and capacity to execute and deliver this Agreement, and to perform Executive’s or the Corporation’s obligations hereunder; (ii) such execution, delivery and performance will not (and with the giving of notice or lapse of time or both would not) result in the breach of any agreements or other obligations to which Executive or the Corporation is a party or Executive or the Corporation is otherwise bound; and (iii) this Agreement is Executive’s or the Corporation’s valid and binding obligation in accordance with its terms.

23.    Arbitration. Any controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising out of Executive’s employment or the termination of that employment (including, without limitation, any claims of unlawful employment discrimination whether based on age or otherwise) shall, to the fullest extent permitted by law, be settled by arbitration in any forum and form agreed upon by the parties or, in the absence of such an agreement, under the auspices of the American Arbitration Association (“AAA”) in Fort Wayne, Indiana, in accordance with the Employment Dispute Resolution Rules of the AAA, including, but not limited to, the rules and procedures applicable to the selection of arbitrators. In the event that any person or entity other than Executive or the Corporation may be a party with regard to any such controversy or claim, such controversy or claim shall be submitted to arbitration subject to such other person or entity’s agreement. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This Section 23 shall be specifically enforceable. Notwithstanding the foregoing, this Section 23 shall not preclude either party from pursuing a court action for the sole purpose of obtaining a temporary restraining order or a preliminary injunction in circumstances in which such relief is appropriate; provided that any other relief shall be pursued through an arbitration proceeding pursuant to this Section 23. Punitive and consequential damages shall not be permitted as an award and each party shall bear the fees and expenses of its own counsel and expert witnesses; provided that the arbitrator(s), in its sole discretion, may award attorneys’ fees, expenses, and costs to Executive if he prevails in the arbitration.
24.    Consent to Jurisdiction. To the extent that any court action is permitted consistent with or to enforce this Agreement, the parties hereby consent to the jurisdiction of the court of the State of Indiana, including the federal Courts located therein. Accordingly, with respect to any such court action, Executive (a) submits to the personal jurisdiction of such courts; (b) consents to service of process; and (c) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.
25.    Survival. All Sections of this Agreement survive beyond the Term, except those in Section 1 through 6, and as otherwise specifically stated.
26.    Code Section 409A. This Agreement is intended to comply with Code Section 409A and the interpretative guidance thereunder, including the exceptions for short-term deferrals, separation pay arrangements, reimbursements, and in-kind distributions, and shall be administered accordingly. This Agreement shall be construed and interpreted with such intent. Each payment under Section 11 of this Agreement or any Corporation benefit plan is intended to be treated as one of a series of separate payments for purposes of Code Section 409A and Treasury Regulation §1.409A-2(b)(2)(iii). Any payment under Section 10 that is subject to Code Section 409A and not exempt under the short-term deferral rule, will not be made before the date that is six (6) months after the date of termination or, if earlier, the date of Executive’s death (the “Six-Month Delay Rule”) if Executive is a Specified Employee (as defined below) as of his termination of employment. Payments to which Executive otherwise would be entitled during the first six (6) months following his termination of employment (the “Six-Month Delay”) will be accumulated and paid on the first day of the seventh month following his termination of employment. Notwithstanding the Six-Month Delay Rule, to the maximum extent permitted under Code Section 409A and Treasury Regulation §1.409A-1(b)(9)(iii) (or any similar or successor provisions), during the Six-Month Delay and as soon as practicable after satisfaction of Section 13 of this Agreement, the Corporation will pay

Executive an amount equal to the lesser of (A) the total severance scheduled to be provided under Section 10 above, or (B) two times the lesser of (1) the maximum amount that may be taken into account under a qualified plan pursuant to Code Section 401(a)(17) for the year in which Executive’s termination of employment occurs, and (2) the sum of Executive’s annualized compensation based upon the annual rate of pay for services provided to the Corporation for the taxable year of Executive preceding the taxable year of Executive in which his termination of employment occurs; provided that amounts paid under this sentence will count toward, and will not be in addition to, the total payment amount required to be made to Executive by the Corporation under Section 10 above. For purposes of this Agreement, the term “Specified Employee” has the meaning given to that term in Code Section 409A and Treasury Regulation §1.409A-1(i) (or other similar or successor provisions). The Corporation’s “specified employee identification date” (as described in Treasury Regulation §1.409A-1(i)(3) or any similar or successor provisions) will be December 31 of each year, and the Corporation’s “specified employee effective date” (as described in Treasury Regulation §1.409A-1(i)(4) or any similar or successor provisions) will be April 1 of each succeeding year.
IN WITNESS WHEREOF, this Employment Agreement has been duly executed:
VERA BRADLEY, INC.                EXECUTIVE
By:     /s/ Robert J. Hall                 /s/ Robert Wallstrom
Its: Chairman of the Board of Directors             Robert Wallstrom

EXHIBIT A
RELEASE AND WAIVER AGREEMENT
This Release and Waiver Agreement (“Agreement”) is entered into this ___ day of ________________, 20__ by and between Vera Bradley, Inc., an Indiana corporation (the “Corporation”) and Robert Wallstrom (hereinafter “Executive”).
WHEREAS, Executive’s employment with the Corporation is terminated effective __________________, 20__ (“Termination Date”) and the Corporation and Executive have voluntarily agreed to the terms of this Agreement in exchange for severance benefits under the Employment Agreement between the parties effective November 11, 2013, as it may be amended (“Employment Agreement”), to which Executive otherwise would not be entitled;
WHEREAS, accordingly the Corporation has determined that Executive will receive severance pay if Executive executes and complies with the terms of this Agreement; and
WHEREAS, Executive acknowledges that the consideration received by Executive under the terms of this Agreement and the Employment Agreement for the release and waiver contained herein is in addition to any consideration the Corporation is otherwise required to provide Executive.
NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements set forth below, the parties hereby acknowledge and agree as follows:
1.    Severance. In consideration for Executive’s agreements contained herein and Executive’s compliance with Executive’s continuing obligations under the Employment Agreement, including his obligations under Section 12, the Corporation will pay Executive the applicable severance provided in Section 10 [Note—actual agreement to specify the applicable subsections of Section 10] of the Employment Agreement. Except as specifically provided in this Agreement, the Employment Agreement and any applicable plans, programs or arrangements of the Corporation including, without limitation, the Corporation’s Certificate of Incorporation or By-laws, as either may be amended from time to time, the Vera Bradley, Inc. 2010 Equity and Incentive Plan, as amended or any successor thereto (the “Equity Plan”) and any agreements thereunder, and the indemnification agreement dated effective as of November 11, 2013 between the Corporation and Executive (the “Indemnification Agreement”), Executive shall not be entitled to any other payment, benefits or other consideration from the Corporation.
2.    Waiver and Release. In consideration for the payments and benefits to be provided to Executive as set forth herein and the Employment Agreement, Executive, himself and for any person or entity that may claim by him or through him, including Executive’s heirs, executors, administrators, successors and assigns, hereby knowingly, irrevocably, unconditionally and voluntarily waives, releases and forever discharges the Corporation, its Affiliates, and each of its individual or collective past, present and future parent, subsidiaries, divisions and affiliates, its and their joint ventures and its and their respective directors, officers, associates, employees, representatives, partners, consultants insurers, attorneys, administrators, accountants, executors, heirs, successors, and agents, and each of its and their respective predecessors, successors and assigns and all persons acting by, through or in concert with any of them (hereinafter collectively referred to as “Releasees”), from any and all claims, causes of action or liabilities relating to Executive’s employment with the Corporation or the termination thereof, known or unknown, suspected or unsuspected, arising from any omissions, acts or facts that have occurred up until and including the date Executive executes this Agreement which have been or could be asserted against the Releasees, including but not limited to:
(a)    causes of action or liabilities relating to Executive’s employment with the Corporation or the termination thereof arising under Title VII of the Civil Rights Act, the Age Discrimination in Employment Act (the “ADEA”), the Employee Retirement Income Security Act, the Worker Adjustment and Retraining Notification Act, the American with Disabilities Act, the Equal Pay Act, the Family and Medical Leave Act, and the Delaware General Corporations Act as such Acts have been amended, and/or any other foreign, federal, state, municipal, or local employment discrimination statutes (including, but not limited to, claims based on age, sex, attainment of benefit plan rights, race, religion, national origin, marital status, sexual orientation, ancestry, harassment, parental status, handicap, disability, retaliation, and veteran status); and/or
(b)    causes of action or liabilities related to Executive’s employment with the Corporation or the termination thereof arising under any other federal, state, municipal, or local statute, law, ordinance or regulation; and/or
(c)    causes of action or liabilities relating to rights to or claims for pension, profit-sharing, wages, bonuses or other compensation or benefits; and/or
(d)    any other cause of action relating to Executive’s employment with the Corporation or the termination thereof including, but not limited to, actions seeking severance pay, except as provided herein, actions based upon breach of contract, wrongful termination, defamation, intentional infliction of emotional distress, tort, personal injury, invasion of privacy, defamation, discrimination, retaliation, promissory estoppel, fraud, violation of public policy, negligence and/or any other common law, or other cause of action whatsoever arising out of or relating to employment with and/or separation from employment with the Corporation and/or any of the other Releasees.
Nothing herein shall limit or impede Executive’s right to file or pursue an administrative charge with, or participate in, any investigation before the Equal Employment Opportunity Commission, or any other local, state or federal agency, and/or any causes of action which by law Executive may not legally waive. Executive agrees, however, that if Executive or anyone acting on Executive’s behalf, brings any action concerning or related to any cause of action or liability released in this Agreement, Executive waives any right to, and will not accept, any payments, monies, damages, or other relief, awarded in connection therewith.
Nothing herein shall constitute a waiver or release of any of Executive’s rights under this Agreement, any other applicable plans, programs or arrangements of the Corporation including, without limitation, the Corporation’s Certificate of Incorporation or By-laws, as either may be amended from time to time, the Equity Plan and any agreements thereunder, or under the Indemnification Agreement.
Executive expressly waives the benefits of any statute or rule of law that, if applied to this Agreement, would otherwise exclude from its binding effect any claims against the Corporation not now known by Executive to exist.
3.    Cause of Action. As used in this Agreement, the phrase “cause of action” includes all claims, covenants, warranties, promises, agreements, undertakings, actions, suits, counterclaims, causes of action, complaints, charges, obligations, duties, demands, debts, accounts, judgments, costs, expenses, losses, damages and liabilities, of whatsoever kind or nature, in law, equity or otherwise.
4.    No Assignment of Causes of Action. Executive represents and warrants that he has not filed or caused to be filed against the Releasees any claims, actions or lawsuits. Executive further represents and warrants that he has not sold, assigned, transferred, conveyed or otherwise disposed of to any third party, by operation of law or otherwise, any claim of any nature whatsoever relating to any matter covered by this Agreement.
5.    Representations of the Corporation. The Corporation represents that it is not presently aware of any cause of action that it or any of the other Releasees have against Executive as of the date hereof. The Corporation acknowledges that the release granted by Executive in Section 2 above will be null and void in the event the Corporation subsequently seeks to treat Executive’s termination of employment as “for Cause” under the last sentence of Section 6(b) of the Employment Agreement.
6.    Representations of Executive. Executive represents that Executive has been given an adequate opportunity to advise the Corporation’s human resources, legal, or other relevant management division, and has so advised such division in writing, of any facts that Executive is aware of that constitute or might constitute a violation of any ethical, legal or contractual standards or obligations of the Corporation or any Affiliate. Executive further represents that Executive is not aware of any existing or threatened claims, charges, or lawsuits that he/she has not disclosed to the Corporation.
7.    Notice to Seek Counsel, Consideration Period, Revocation Period. Executive acknowledges that Executive has been advised in writing hereby to consult with an attorney before signing this document and that Executive has had at least twenty-one (21) calendar days after receipt of this document to consider whether to accept or reject this Agreement. Executive understands that Executive may sign this Agreement prior to the end of such twenty-one (21) calendar day period, but is not required to do so. Under ADEA, Executive has seven (7) calendar days after Executive signs this Agreement to revoke it. Such revocation must be in writing and delivered either by hand or mailed and postmarked within the seven (7) calendar day period. If sent by mail, it is requested that it be sent by certified mail, return receipt requested to the Corporation’s General Counsel Office at 5620 Industrial Road, Fort Wayne, Indiana 46825. If Executive revokes this Agreement as provided herein, it shall be null and void and Executive shall not be entitled to receive the payments as described in the first sentence of Section 1 herein. If Executive does not revoke this Agreement within seven (7) calendar days of signing it, this Agreement shall become enforceable and effective on the seventh (7th) day after Executive signs this Agreement (“Effective Date”).
8.    Governing Law; Disputes. Except as provided in Section 23 of the Employment Agreement, or as provided below, jurisdiction and venue over disputes with regard to this Agreement shall be exclusively in the courts of the State of Indiana or the United States District Court for the Northern District of Indiana. This Agreement shall be construed and interpreted in accordance with and governed by the laws of the State of Indiana, without regard to the choice of laws provisions of such laws. The parties agree that any action brought by a party to enforce or interpret this Agreement shall be brought in a State or Federal Court sitting in Indiana; except that an action by the Corporation to enforce its rights under Section 12 of the Employment Agreement may also be brought in Executive’s state of residency or any other forum in which Executive is subject to personal jurisdiction. In addition, Executive and the Corporation specifically consent to personal jurisdiction in the State of Indiana for purposes of this Agreement.
9.    Amendment; Waiver. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by Executive and the Corporation. This Agreement shall be enforced in accordance with its terms and shall not be construed against either party.
10.    Severability. The parties agree that if any provision, section, subsection or other portion of this Agreement shall be determined by any court of competent jurisdiction to be invalid, illegal or unenforceable in whole or in part and such determination shall become final, such provision or portion shall be deemed to be severed or limited, but only to the extent required to render the remaining provisions and portion of this Agreement enforceable. This Agreement as thus amended will remain in full force and effect and will be binding on the parties and will be enforced so as to give effect to the intention of the parties insofar as that is possible. In addition, the parties hereby expressly empower a court of competent jurisdiction to modify any term or provision of this Agreement to the extent necessary to comply with existing law and to enforce this Agreement as modified.
11.    Enforcement. This Agreement may be pleaded as a full and complete defense and may be used as the basis for an injunction against any action at law or proceeding at equity, or any private or public judicial or non-judicial proceeding instituted, prosecuted, maintained or continued in breach hereof.
12.    No Enlargement of Employee Rights. Executive acknowledges that, except as expressly provided in this Agreement, any employment or contractual relationship between him and the Corporation is terminated, and that he has no future employment or contractual relationship with the Corporation other than the contractual relationship created by this Agreement, the Employment Agreement, any other applicable plans, programs or arrangements of the Corporation including, without limitation, the Corporation’s Certificate of Incorporation or By-laws, as either may be amended from time to time, the Equity Plan and any agreements thereunder, and the Indemnification Agreement. The Corporation has no obligation, contractual or otherwise, to employ or reemploy, hire or rehire, or recall or reinstate Executive in the future with the Corporation.

13.    No Representations. Executive represents that he has carefully read and understands the scope and effect of the provisions of this Agreement. Executive has not relied upon any representations or statements made by the Corporation that are not specifically set forth in this Agreement.
14.    Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed to be an original but both of which together will constitute one and the same instrument.
15.    Withholding. The Corporation shall withhold from any payments otherwise due or payable hereunder any amounts required to be withheld in order to comply with any federal, state, local or other income or other tax laws requiring withholding with respect to compensation and benefits provided to Executive pursuant to this Agreement.
16.    Successors and Assigns. This Agreement binds and inures to the benefit of Executive’s heirs, administrators, representatives, executors, successors and assigns, and the Corporation’s successors and assigns.
17.    Entire Agreement – Termination of Prior Agreements. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any previous oral and written agreements or representations relating to the subject matters herein, except for the Employment Agreement, any other applicable plans, programs or arrangements of the Corporation including, without limitation, the Corporation’s Certificate of Incorporation or By-laws, as either may be amended from time to time, the Equity Plan and any agreements thereunder, and the Indemnification Agreement.
The undersigned hereby acknowledge and agree that Executive has carefully read and fully understands all the provisions of this Agreement, has had an opportunity to seek counsel regarding it and have voluntarily entered into this Agreement by signing below as of the date(s) set forth above.
IN WITNESS WHEREOF, the parties have executed this Agreement on the date indicated above.

VERA BRADLEY, INC. By: Its: Chairman of the Board of Directors	EXECUTIVE Robert Wallstrom
CHI:2778773.11
CHI:2778773.15